UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2022

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

8 Hahortim Street
Holon 5881147, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The Company hereby updates that further to the "Urgent Motion to Grant an Order to Initiate Proceedings and Temporary Operation of the Petitioners" (Motion to Commence Insolvency Proceedings) filed on July 20, 2022 (the "Main Motion") by Ability Inc., Ability Industries Computers and Software Ltd., Ability Security Systems Ltd., and Telcostar Pte Ltd. (the "Petitioners" or "Ability Group"), the Company filed on July 25, 2022, a motion for temporary relief measures (the "Temporary Relief Motion").

The Petitioners requested, inter alia, that the court grant the following relief measures for a period of 30 days (the “Temporary Operating Period”):

- Appointment of a temporary trustee to run the Petitioners.

- Prohibition of payment of the Petitioners' past debts to creditors.

- Freeze order regarding all legal proceedings against Ability Group.

- Temporary running of Ability Group during which the appointed trustee shall file an initial report assessing the chances of Ability Group’s economic recovery.

- Ability Group’s powers of management shall be transferred to the temporary trustee appointed by the court, who will be responsible for managing Ability Group and doing everything necessary to maintain its activity as a "going concern".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 26, 2022	ABILITY INC.

	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

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